The Dow Chemical Company and Subsidiaries	EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

	Six Months Ended June 30		For the Year Ended December 31
In millions, except ratio (Unaudited)	2010	2009	2009	2008	2007	2006	2005
Income (Loss) from Continuing Operations Before Income Taxes	$1,445	$(684)	$469	$1,277	$4,192	$4,938	$6,363
Add (deduct):
Equity in earnings of nonconsolidated affiliates	(548)	(187)	(630)	(787)	(1,122)	(959)	(964)
Distributed income of earnings of nonconsolidated affiliates	405	617	690	836	774	616	495
Capitalized interest	(32)	(45)	(61)	(97)	(85)	(73)	(56)
Amortization of capitalized interest	48	45	91	84	79	70	70
Preferred security dividends	-	(20)	(20)	(63)	(81)	(77)	(65)
Adjusted earnings	$1,318	$(274)	$539	$1,250	$3,757	$4,515	$5,843
Fixed charges:
Interest expense and amortization of debt discount	743	679	1,571	648	584	616	702
Capitalized interest	32	45	61	97	85	73	56
Preferred security dividends	-	20	20	63	81	77	65
Rental expense – interest component	47	54	107	120	124	131	133
Total fixed charges	$822	$798	$1,759	$928	$874	$897	$956
Earnings available for the payment of fixed charges	$2,140	$524	$2,298	$2,178	$4,631	$5,412	$6,799
Ratio of earnings to fixed charges (1)	2.6	-	1.3	2.3	5.3	6.0	7.1
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$170	142	312	-	-	-	-
Adjustment to pretax basis (at 35 percent)	92	76	168	-	-	-	-
	$262	$218	$480	$-	$-	$-	$-
Combined fixed charges and preferred stock dividend requirements	$1,084	$1,016	$2,239	$928	$874	$897	$956
Ratio of earnings to combined fixed charges and preferred stock dividend requirements (1)	2.0	-	1.0	2.3	5.3	6.0	7.1

(1) For the six-month period ended June 30, 2009, the Company’s earnings were insufficient to cover fixed charges by $274 million and insufficient to cover fixed charges and preferred stock dividend requirements by $492 million. The six-month period ended June 30, 2009 included restructuring charges of $681 million, a one-time increase in cost of sales related to fair valuation of Rohm and Haas inventories of $209 million and acquisition-related costs of $134 million.

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